FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 10, 2014.

2

TRANSLATION

Autonomous City of Buenos Aires, April 10, 2014

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Information –Agreements for
the development of unconventional
hydrocarbons in the Province of Neuquén

.

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Buenos Aires Stock Exchange rules.

In that connection, and continuing with our prior reports to the market dated July 16, August 29 and 30 and December 10, 2013 in relation to this topic, we report that YPF and certain of its subsidiaries (hereinafter “YPF”) and subsidiaries of Chevron Corporation (hereinafter “Chevron”) have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession.

The total development of the Loma Campana area will be carried out by both companies, sharing investments 50 percent each.

Likewise, we report that, yesterday YPF and Chevron signed a new Investment Project Agreement (hereinafter, the “Agreement”) with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén.

The Agreement contemplates the drilling of nine exploratory wells (seven vertical and two horizontal) within the area dedicated to the project, known as Chihuido de la Sierra Negra Sudeste – Narambuena (see Annex I) (hereinafter, the “Project Area”). The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages upon the satisfaction of certain conditions precedent.

Depending on the results of the exploratory activities, both companies expect to continue with the implementation of a pilot project and the subsequent total development of the aforementioned area, sharing investments 50 percent each.

Yours faithfully,

Daniel González

Chief Financial Officer

YPF S.A.

TRANSLATION

ANNEX I

NEUQUEN BASIN BLOCKS
AREA
LOMA CAMPANA
NARAMBUENA
VACA MUERTA THERMAL MATURITY
OIL WINDOW
WET GAS WINDOW
DRY GAS WINDOW
NARAMBUENA
(CHIHUIDO DE LA SIERRA NEGRA)
LOMA CAMPANA
0 20 40 60 80 Km
2420000 2440000 2460000 2480000 2500000 2520000 2540000 2560000 2580000 2600000
5960000 5940000 5920000 5900000 5880000 5860000 5840000 5820000 5800000 5780000 5760000 5740000 5720000 5700000 5680000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 10, 2014	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer

5